Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Record Revenues and
Strong Margins Growth

Third quarter 2021 with 25% total and 40% organic year over
year revenue growth

Further Expansion Guided for Fourth Quarter Indicating over
$1.6 Billion Annual Revenue Run Rate

MIGDAL HAEMEK, ISRAEL – November 8, 2021 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the third quarter ended September 30, 2021.

Highlights

•	Third quarter revenue of $387 million, reflecting another quarter of record revenue for the company, with year over year 40% organic growth and 25% total growth.

•	Significant year over year (YoY) and quarter over quarter (QoQ) dollar increases in gross profit (60% YoY, 16% QoQ), operating profit (131% YoY, 30% QoQ), and net profit (157% YoY, 27% QoQ).

•
Record cash from operations of $107 million for the third quarter, demonstrating significant year over year growth of 56% and 15% quarter over quarter, with record shareholders’ equity as of September 30, 2021.

•
Net profit of $39 million for the third quarter, resulting in $0.36 basic and diluted earnings per share and adjusted net profit of $45 million, resulting in adjusted basic and diluted earnings per share of $0.42 and $0.41, respectively.

•	Guides mid-range revenue for 2021 fourth quarter of $410 million, demonstrating fourth quarter year over year 19% total growth and 26% organic growth.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated: “We are pleased that our strong business planning, followed by our operational execution on capacity expansion initiatives enable us to benefit from current market conditions and to have multiple corridors for revenue and margins increases for the next years. We have strong assurance of growth continuity due to the specific high value markets we chose to participate in, where we have strong customer relationships and mutual market positioning.”

Ellwanger further commented: “We guided to end 2021 breaking $1.5 billion revenue with a fourth quarter annualized run rate greater than $1.6 billion, as compared to a $1.27 billion 2020 revenue. Our initiatives on capacity growth with a richer capability mix, combined with certain pricing initiatives, target more than 15% net profit margins in 2022. Our long-term forecast is very positive, indicating continuous growth for the foreseeable years.”

Third Quarter of 2021 Results Overview

Revenue for the third quarter of 2021 was $387 million, the highest quarterly revenue in the Company’s history, as compared to $310 million in the third quarter of 2020, reflecting 25% year over year growth. Organic revenue for the third quarter of 2021, defined as total revenue excluding revenues from Nuvoton in the Japanese fabs and from Maxim in the San Antonio fab, grew by 40% year over year.

Gross profit for the third quarter of 2021 was $85 million, 60% higher than $53 million recorded in the third quarter of 2020 and 16% higher than $74 million recorded in the second quarter of 2021.

Operating profit for the third quarter of 2021 was $44 million, more than double the $19 million recorded in the third quarter of 2020 and 30% higher than $34 million recorded in the second quarter of 2021.

Net profit for the third quarter of 2021 was $39 million, or $0.36 basic and diluted earnings per share, more than double the net profit of $15 million or $0.14 basic and diluted earnings per share recorded in the third quarter of 2020. This net profit of $39 million is 27% higher than $31 million recorded in the second quarter of 2021, which represented $0.29 basic earnings per share and $0.28 diluted earnings per share.

Adjusted Net profit for the third quarter of 2021 was $45 million (as reconciled in the tables below), resulting in adjusted basic and diluted earnings per share of $0.42 and $0.41, respectively, as compared to adjusted basic and diluted earnings per share of $0.18 and $0.18, respectively for the third quarter of 2020, and as compared to adjusted basic and diluted earnings per share of $0.35 and $0.34, respectively for the second quarter of 2021.

Cash flow generated from operating activities in the third quarter of 2021 was $107 million with investment in fixed assets of $88 million, net. In addition, in the third quarter of 2021, the company repaid $29 million of its debt.

Business Outlook
Tower Semiconductor guides revenue for the fourth quarter of 2021 to be $410 million, with an upward or downward range of 5%. Mid-range revenue guidance represents fourth quarter year over year 19% total growth and 26% organic growth.

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Monday, November 8, 2021, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the third quarter of 2021 and its outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-642-5032 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or both of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers, and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $107 million, $93 million and $69 million for the three months periods ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively) less cash used  for investments in property and equipment, net (in the amounts of $88 million, $56 million and $67 million for the three months periods ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), three facilities in Japan (two 200mm and one 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including our revenue guidance and other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of September 30, 2021 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments, in addition to other previously announced capacity expansion plans , and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment project, its qualification schedule, technology, equipment and process qualification and production facility ramp-up, customer engagements, cost structure and investment amounts and other terms, , which may require additional funding to cover its significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all; (xxxvi) potential impact on TPSCo and the Company due to the purchase of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability; (xxxviii) potential security, cyber and privacy breaches, and (xxxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	June 30,	December 31,
	2021	2021	2020

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$211,503	$215,755	$211,683
Short-term deposits	315,964	323,713	310,230
Marketable securities	190,523	189,489	188,967
Trade accounts receivable	144,878	144,868	162,100
Inventories	220,668	209,306	199,126
Other current assets	43,653	39,929	30,810
Total current assets	1,127,189	1,123,060	1,102,916

LONG-TERM INVESTMENTS	39,157	41,453	40,699

PROPERTY AND EQUIPMENT, NET	879,323	859,589	839,171

GOODWILL AND INTANGIBLE ASSETS, NET	17,581	16,978	17,962

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	91,786	91,312	93,401

TOTAL ASSETS	$2,155,036	$2,132,392	$2,094,149

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$105,414	$104,062	$106,513
Trade accounts payable	92,989	100,426	96,940
Deferred revenue and customers' advances	31,866	19,608	10,027
Other current liabilities	69,796	78,411	59,432
Total current liabilities	300,065	302,507	272,912

LONG-TERM DEBT	212,271	234,500	283,765

LONG-TERM CUSTOMERS' ADVANCES	39,074	32,047	25,451

EMPLOYEE RELATED LIABILITIES	15,959	15,958	15,833

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	28,211	29,771	41,286

TOTAL LIABILITIES	595,580	614,783	639,247

TOTAL SHAREHOLDERS' EQUITY	1,559,456	1,517,609	1,454,902

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,155,036	$2,132,392	$2,094,149

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2021	2021	2020

REVENUES	$386,706	$362,138	$310,212

COST OF REVENUES	301,330	288,383	256,751

GROSS PROFIT	85,376	73,755	53,461

OPERATING COSTS AND EXPENSES:

Research and development	21,591	21,081	19,569
Marketing, general and administrative	19,620	18,671	14,803

	41,211	39,752	34,372

OPERATING PROFIT	44,165	34,003	19,089

FINANCING AND OTHER EXPENSE, NET	(2,714)	(484)	(565)

PROFIT BEFORE INCOME TAX	41,451	33,519	18,524

INCOME TAX EXPENSE, NET	(1,084)	(2,202)	(2,798)

NET PROFIT	40,367	31,317	15,726

Net income attributable to non-controlling interest	(1,282)	(451)	(528)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$39,085	$30,866	$15,198

BASIC EARNINGS PER SHARE	$0.36	$0.29	$0.14

Weighted average number of shares	108,354	108,043	107,475

DILUTED EARNINGS PER SHARE	$0.36	$0.28	$0.14

Weighted average number of shares	109,825	109,629	108,500

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$39,085	$30,866	$15,198
Stock based compensation	5,451	5,971	3,460
Amortization of acquired intangible assets	505	492	490
ADJUSTED NET PROFIT	$45,041	$37,329	$19,148

ADJUSTED EARNINGS PER SHARE:

Basic	$0.42	$0.35	$0.18

Diluted	$0.41	$0.34	$0.18

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	N i n e m o n t h s e n d e d
	September 30,
	2021	2020

REVENUES	$1,096,058	$920,473

COST OF REVENUES	867,113	756,764

GROSS PROFIT	228,945	163,709

OPERATING COSTS AND EXPENSES:

Research and development	63,015	58,407
Marketing, general and administrative	55,282	47,648

	118,297	106,055

OPERATING PROFIT	110,648	57,654

FINANCING AND OTHER EXPENSE, NET	(11,040)	(847)

PROFIT BEFORE INCOME TAX	99,608	56,807

INCOME TAX BENEFIT (EXPENSE), NET	2,590	(3,576)

NET PROFIT	102,198	53,231

Net income attributable to non-controlling interest	(3,925)	(1,961)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$98,273	$51,270

BASIC EARNINGS PER SHARE	$0.91	$0.48

Weighted average number of shares	108,114	107,083

DILUTED EARNINGS PER SHARE	$0.90	$0.47

Weighted average number of shares	109,640	108,311

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$98,273	$51,270
Stock based compensation	16,328	11,798
Amortization of acquired intangible assets	1,488	1,293
ADJUSTED NET PROFIT	$116,089	$64,361

ADJUSTED EARNINGS PER SHARE:

Basic	$1.07	$0.60

Diluted	$1.06	$0.59

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2021	2021	2020

GAAP OPERATING PROFIT	$44,165	$34,003	$19,089
Depreciation of fixed assets	63,021	58,474	56,131
Stock based compensation	5,452	5,971	3,460
Amortization of acquired intangible assets	504	492	490

EBITDA	$113,142	$98,940	$79,170

	N i n e m o n t h s e n d e d
	September 30,	September 30,
	2021	2020

GAAP OPERATING PROFIT	$110,648	$57,654
Depreciation of fixed assets	178,119	162,790
Stock based compensation	16,329	11,798
Amortization of acquired intangible assets	1,487	1,293

EBITDA	$306,583	$233,535

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2021	2021	2020

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$215,755	$215,581	$258,793

Net cash provided by operating activities	106,974	93,250	68,612
Investments in property and equipment, net	(87,714)	(56,184)	(66,862)
Exercise of options	46	--	272
Debt repaid, net	(29,211)	(19,769)	(26,355)
Effect of Japanese Yen exchange rate change over cash balance	(597)	(68)	2,227
Investments in short-term deposits, marketable securities and other assets, net	6,250	(17,055)	(28,983)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,503	$215,755	$207,704

	N i n e m o n t h s e n d e d
	September 30,
	2021	2020

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$211,683	$355,561

Net cash provided by operating activities	287,637	203,551
Investments in property and equipment, net	(193,313)	(192,306)
Exercise of options	410	1,486
Debt repaid, net	(78,355)	(55,552)
Effect of Japanese Yen exchange rate change over cash balance	(4,143)	2,733
Investments in short-term deposits, marketable securities and other assets, net	(12,416)	(107,769)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,503	$207,704

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	N i n e m o n t h s e n d e d		T h r e e m o n t h s e n d e d
	September 30,	September 30,	September 30,	June 30,	September 30,
	2021	2020	2021	2021	2020

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$102,198	$53,231	$40,367	$31,317	$15,726

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	197,017	177,576	69,482	65,482	60,277
Effect of exchange rate differences on debentures	(1,215)	(82)	779	1,798	828
Other expense (income), net	(1,286)	(332)	1,941	1,758	558
Changes in assets and liabilities:
Trade accounts receivable	12,044	10,260	(678)	18,996	11,556
Other assets	(13,169)	(2,508)	(4,186)	(16,065)	(7,630)
Inventories	(28,037)	(10,691)	(12,553)	(12,077)	6,689
Trade accounts payable	(16,668)	(23,249)	(2,100)	(5,302)	(10,299)
Deferred revenue and customers' advances	35,495	(3,094)	19,288	(3,133)	(596)
Other current liabilities	11,609	(103)	(8,087)	12,612	(10,832)
Long-term employee related liabilities	97	3,847	(43)	247	1,793
Deferred tax, net and other long-term liabilities	(10,448)	(1,304)	2,764	(2,383)	542
Net cash provided by operating activities	287,637	203,551	106,974	93,250	68,612

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(193,313)	(192,306)	(87,714)	(56,184)	(66,862)
Investments in deposits, marketable securities and other assets, net	(12,416)	(107,769)	6,250	(17,055)	(28,983)
Net cash used in investing activities	(205,729)	(300,075)	(81,464)	(73,239)	(95,845)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(78,355)	(55,552)	(29,211)	(19,769)	(26,355)
Exercise of options	410	1,486	46	--	272
Net cash used in financing activities	(77,945)	(54,066)	(29,165)	(19,769)	(26,083)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(4,143)	2,733	(597)	(68)	2,227

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(180)	(147,857)	(4,252)	174	(51,089)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,683	355,561	215,755	215,581	258,793

CASH AND CASH EQUIVALENTS - END OF PERIOD	$211,503	$207,704	$211,503	$215,755	$207,704